May 16, 2005

      Mail Stop 0409

Mr. Don Axent
President
Tao Minerals, Ltd.
80 S Court Street
Thunder Bay, Ontario
Canada P7B 2X4


Re:	Tao Minerals, Ltd.
      Amendment No. 1 to Form SB-2
      Filed April 29, 2005
      File No. 333-123560

Dear Mr. Axent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the courtesy copy of the registration statement that you provided to us.







Form SB-2

General
1. We note in your response to Comment 3 that you are still referring to yourself as a "development stage company." Please revise your use of this term throughout your document, including in the Financial Statement headnotes and footnotes. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry." Summary, page 4
2. We note your response to Comment 6. Please strike the language "[b]ecause we have not commenced business operations" from your discussion regarding your auditors report. This statement suggests that this is the only reason why your auditors expressed substantial doubt about your ability to continue as a going concern. As you note later in the same paragraph, your auditor`s expressed doubt about your ability to continue as a going concern because you have no operations and you have a negative cash flow from operations.

Description of Business, page 19

Exploration History, page 20
3. We note your response to Comment 29. Please either provide supplemental support for your assertion that the property was explored by various geophysical surveys or strike that assertion. Please note that supplemental information is not required to be filed with or deemed part of the registration statement. Also, we will return all supplemental information upon your request, provided that:
* Such request is made at the time such information is furnished to the staff;
* The return of such information is consistent with the protection of investors;
* The return of such information is consistent with the provision of the Freedom of Information Act; and
* The information was not filed in electronic format
      Refer to Rule 418 of Regulation C.

Proposed Budget, page 21
4. We note in your response to Comment 27 you state that in order to proceed with phase two of the exploration program you "will need to raise additional capital." Please revise to explain how you plan to raise this additional capital.



5. You state on page 5 that you have cash in the amount of $40,000 as of April 25, 2004. On page 24, you state that you anticipate spending $20,000 over the next 12 months on professional fees including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. In this section, you state that phase one will cost $36,000 and that it will be funded from your cash on hand. Please supplementally provide an analysis as to how your cash on hand is sufficient to cover your expenses related to phase one of your exploration program and your other business expenses such as your professional fees.

Competition, page 23
6. We note in your response to Comment 21 you state that you "do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Whale Mine claims." Please revise to state the basis for this anticipation.

Reports to Security Holders, page 23
7. Please revise to note that the public reference room has been moved to 100 F Street NE, Washington, D.C. 20002.

Plan of Operations, page 24
8. We note your response to prior comment 32; however, we reissue our previous comment.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Jamie Webster, Accountant, at (202) 551-3446 or
Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3411 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel

cc:	Greg Jaclin, Esq. (via facsimile)
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Tao Minerals, Ltd.
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